Exhibit 99.3

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH

c/o Credit Suisse AG, New York Branch

Eleven Madison Avenue

New York, NY 10010

CONFIDENTIAL

NOVEMBER 4, 2013

American Realty Capital Properties, Inc.

405 Park Avenue

12th Floor

New York, NY 10010

Attn: Mr. Andrew Winer

Re: $1.25 Billion Net Lease Repurchase Facility

Ladies and Gentlemen:

You have advised Credit Suisse AG, Cayman Islands Branch (“Credit Suisse”, “we” or “us”), that American Realty Capital Properties, Inc. (the “Company”) has recently acquired a portfolio of single tenant real estate properties subject to triple net leases (the “Acquisition”). You have also advised us that you and a special purpose vehicle to be formed by the Company (the “Seller”, and together with Company, “you”) desire to finance the portfolio acquired in the Acquisition (the “Collateral”) under a repurchase facility with a maximum available amount of $1,250,000,000 (the “Facility”), which Facility is anticipated to be refinanced under one or more refinancings, as detailed in this commitment letter (this “Commitment Letter”) and the term sheet attached hereto as Exhibit A and forming a part hereof (the “Term Sheet”).

1.	Commitments.

In connection with the foregoing, Credit Suisse is pleased to advise you of its commitment to provide the entire principal amount of the Facility, upon the terms and subject to the conditions set forth or referred to in this Commitment Letter and the Term Sheet.

It is understood and agreed that Credit Suisse may satisfy its commitment hereunder through any one or more of its affiliates or one or more commercial paper conduits, in which case such affiliates or commercial paper conduit would be a buyer under the Facility.

2.	Information.

You hereby represent and covenant (and it shall be a condition to Credit Suisse’s commitment hereunder, and our agreements to perform the services described herein) that (a) all information, other than all financial projections (the “Projections”), that has been or will be made available to Credit Suisse by or on behalf of you or any of your representatives (the “Information”) is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) the Projections that have been or will be made available to Credit Suisse by or on behalf of you or any of your representatives have been or will be prepared in good faith based upon accounting principles consistent with the historical audited financial statements of the Company and upon assumptions that are reasonable at the time made and at the time the related Projections are made available to Credit Suisse. You agree that if at any time prior to the closing of the Facility any of the representations in the preceding sentence would be incorrect if the Information and Projections were being furnished, and such representations were being made, at such time, then you will promptly supplement the Information and the Projections so that such representations will be correct under those circumstances. In arranging the Facility, we will be entitled to use and rely primarily on the Information and the Projections without responsibility for independent verification thereof.

3.	Fees.

As consideration for Credit Suisse’s commitment hereunder, and our agreements to perform the services described herein, you agree to pay to Credit Suisse the fees set forth in the Term Sheet, including the Structuring Fee which shall be due and payable on the date hereof.

4.	Conditions Precedent.

Credit Suisse’s commitment hereunder, and our agreements to perform the services described herein, are subject to

(a) our completion of, and our satisfaction in all respects with the results of, our business, legal, tax, and accounting due diligence investigation of the Seller, the Company and their relevant affiliates and subsidiaries, the Collateral, the Facility and the other transactions contemplated hereby;

(b) our obtaining all requisite internal credit and management approvals;

(c) our not having discovered or otherwise having become aware of any information not previously disclosed to us that we believe to be inconsistent in a material and adverse manner with our understanding, based on the information provided to us prior to the date hereof, of (i) the business, assets, liabilities, operations, condition (financial or otherwise), operating results, Projections or prospects of the Company and its affiliates and subsidiaries or the Seller and its affiliates and subsidiaries, in each case, taken as a whole or (ii) the Collateral;

(d) there not having occurred any event, change or condition since the date of this Commitment Letter that, individually or in the aggregate, has had, or could reasonably be expected to have, a material adverse effect on (i) the business, assets, liabilities, operations, condition (financial or otherwise), operating results, Projections or prospects of the Company and its affiliates and subsidiaries or the Seller and its affiliates and subsidiaries, in each case, taken as a whole or (ii) the ability of the Company and its relevant affiliates (including the Seller) to perform their respective obligations under the definitive documents for the Facility or (iii) the value or collectability of the Collateral;

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(e) the negotiation, execution and delivery of definitive documentation with respect to the Facility satisfactory to Credit Suisse and its counsel;

(f) your compliance with the terms of this Commitment Letter (including that no breach of the representations and warranties contained in paragraph 2 above shall have occurred and be continuing); and

(g) the completion of all conditions precedent set forth or referred to in the definitive documentation relating to the Facility, in each case reasonably satisfactory to Credit Suisse.

5.	Indemnification; Expenses.

You agree (a) to indemnify and hold harmless Credit Suisse and its officers, directors, employees, agents, advisors, controlling persons, members and successors and assigns (each, an “Indemnified Person”) from and against any and all losses, claims, damages, liabilities and expenses, joint or several, to which any such Indemnified Person may become subject arising out of or in connection with this Commitment Letter, the Facility or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any such Indemnified Person is a party thereto (and regardless of whether such matter is initiated by a third party or by the Company, the Seller or any of their respective affiliates), and to reimburse each such Indemnified Person upon demand for any reasonable legal or other expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any Indemnified Person, apply to losses, claims, damages, liabilities or related expenses to the extent they are found in a final, non-appealable judgment of a court of competent jurisdiction to have resulted primarily from the willful misconduct or gross negligence of such Indemnified Person, and (b) to reimburse Credit Suisse from time to time, upon presentation of a summary statement, for all reasonable actual out-of-pocket costs and expenses, which shall include, but not be limited to, reasonable actual out-of-pocket costs and expenses set forth in the Term Sheet, incurred in connection with the Facility and the preparation and negotiation of this Commitment Letter, the definitive documentation for the Facility and any ancillary documents and security arrangements in connection therewith, and (c) to reimburse Credit Suisse from time to time, upon presentation of a summary statement, for all reasonable actual out-of-pocket expenses incurred in connection with the enforcement of this Commitment Letter, the definitive documentation for the Facility and any ancillary documents and security arrangements in connection therewith. Notwithstanding any other provision of this Commitment Letter, neither (x) any Indemnified Person, nor (y) you (or any of your subsidiaries or affiliates) shall be liable for any indirect, special, punitive or consequential damages (in the case of clause (y), other than in respect of any actual out of pocket damages (which for the purposes hereof shall include any sums paid by indemnified parties for whatever reason to any third parties in connection with this Commitment Letter) required to be indemnified by you under this Section 5) in connection with this Commitment Letter, the Facility, or with respect to any activities related to the Facility.

6.	Sharing Information; Absence of Fiduciary Relationship; Affiliate Activities.

You acknowledge that Credit Suisse may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein or otherwise. We will not furnish confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter or our other relationships with you to other companies. You also acknowledge that we do not have any obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained by us from other companies.

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You further acknowledge and agree that (a) no fiduciary, advisory or agency relationship between you and Credit Suisse is intended to be or has been created in respect of any of the transactions contemplated by this Commitment Letter, irrespective of whether Credit Suisse has advised or is advising you on other matters, (b) Credit Suisse, on the one hand, and you, on the other hand, have an arms-length business relationship that does not directly or indirectly give rise to, nor do you rely on, any fiduciary duty on the part of Credit Suisse, (c) you are capable of evaluating and understanding, and you understand and accept, the terms, risks and conditions of the transactions contemplated by this Commitment Letter, (d) you have been advised that Credit Suisse is engaged in a broad range of transactions that may involve interests that differ from your interests and that Credit Suisse has no obligation to disclose such interests and transactions to you by virtue of any fiduciary, advisory or agency relationship, and (e) you waive, to the fullest extent permitted by law, any claims you may have against Credit Suisse for breach of fiduciary duty or alleged breach of fiduciary duty and agree that Credit Suisse shall have no liability (whether direct or indirect) to you in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of you, including your stockholders, employees or creditors. Additionally, you acknowledge and agree that Credit Suisse is not advising you as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. You shall consult with your own advisors concerning such matters and shall be responsible for making your own independent investigation and appraisal of the transactions contemplated hereby, and Credit Suisse shall have no responsibility or liability to you with respect thereto. Any review by Credit Suisse of the Seller, the Company, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of Credit Suisse and shall not be on behalf of you or any of your affiliates.

You further acknowledge that Credit Suisse and its affiliates are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Credit Suisse may provide investment banking and other financial services to, and/or acquire, hold or sell, for its own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Seller, the Company and other companies with which the Seller or the Company may have commercial or other relationships. With respect to any securities and/or financial instruments so held by Credit Suisse or any of its customers, all rights in respect of such securities and financial instruments, including any voting rights, will be exercised by the holder of the rights, in its sole discretion.

7.	Assignments; Amendments; Governing Law, Etc.

This Commitment Letter shall not be assignable by you without the prior written consent of Credit Suisse (and any attempted assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto (and Indemnified Persons), and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto (and Indemnified Persons). Any and all obligations of, and services to be provided by Credit Suisse hereunder (including, without limitation, Credit Suisse’s commitment) may be performed and any and all rights of Credit Suisse hereunder may be exercised by or through any of its affiliates or branches. This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by Credit Suisse and you. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof. Section headings used herein are for convenience of reference only, are not part of this Commitment Letter and are not to affect the construction of, or to be taken into consideration in interpreting, this Commitment Letter. You acknowledge that information and documents relating to the Facility may be transmitted through SyndTrak, Intralinks, the internet, e-mail, or similar electronic transmission systems, and that Credit Suisse shall not be liable for any damages arising from the unauthorized use by others of information or documents transmitted in such manner. This Commitment Letter supersede all prior understandings, whether written or oral, between us with respect to the Facilities. Your obligations hereunder shall be joint and several. THIS COMMITMENT LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

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8.	Jurisdiction.

Each of the parties hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in the Borough of Manhattan, New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Commitment Letter, or the transactions contemplated hereby or thereby, and agrees that all claims in respect of any such action or proceeding may be heard and determined only in such New York State court or, to the extent permitted by law, in such Federal court, (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Commitment Letter or the transactions contemplated hereby or thereby in any New York State court or in any such Federal court, (c) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court, and (d) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

9.	Waiver of Jury Trial.

EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THIS COMMITMENT LETTER OR THE PERFORMANCE OF SERVICES HEREUNDER.

10.	Confidentiality.

This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter nor any of its terms or substance, nor the activities of Credit Suisse pursuant hereto, shall be disclosed, directly or indirectly, to any other person except (a) to your officers, directors, employees, attorneys, accountants and advisors on a confidential and need-to-know basis or (b) as required by applicable law or compulsory legal process (in which case you agree (to the extent permitted by law) to inform us promptly thereof prior to such disclosure).

Notwithstanding anything herein to the contrary, any party to this Commitment Letter (and any employee, representative or other agent of such party) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this Commitment Letter and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to such tax treatment and tax structure, except that (i) tax treatment and tax structure shall not include the identity of any existing or future party (or any affiliate of such party) to this Commitment Letter, and (ii) no party shall disclose any information relating to such tax treatment and tax structure to the extent nondisclosure is reasonably necessary in order to comply with applicable securities laws. For this purpose, the tax treatment of the transactions contemplated by this Commitment Letter is the purported or claimed U.S. Federal income tax treatment of such transactions and the tax structure of such transactions is any fact that may be relevant to understanding the purported or claimed U.S. Federal income tax treatment of such transactions. In addition, the parties agree that the non-disclosure letter between the Company and Credit Suisse dated September 13, 2013 shall continue in full forth and effect unless and until otherwise agreed by the parties thereto.

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11.	Surviving Provisions.

The compensation, reimbursement, indemnification, jurisdiction, governing law and waiver of jury trial provisions contained herein shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and (other than in the case of the syndication provisions) notwithstanding the termination of this Commitment Letter or Credit Suisse’s commitment hereunder and our agreements to perform the services described herein. Notwithstanding the foregoing, the confidentiality provisions contained herein shall remain in full force and effect until the earlier of one (1) year from the date hereof and the entry into definitive financing documentation for the Facility.

12.	PATRIOT Act Notification.

Credit Suisse hereby notifies you that, pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “PATRIOT Act”), Credit Suisse and each noteholder is required to obtain, verify and record information that identifies the Seller, which information includes the name, address, tax identification number and other information regarding the Seller that will allow Credit Suisse or such noteholder to identify the Seller in accordance with the PATRIOT Act. This notice is given in accordance with the requirements of the PATRIOT Act and is effective as to Credit Suisse and each noteholder. You hereby acknowledge and agree that Credit Suisse shall be permitted to share any or all such information with the noteholders.

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13.	Acceptance and Termination.

If the foregoing correctly sets forth our agreement with you, please indicate your acceptance of the terms of this Commitment Letter by returning to us executed counterparts hereof not later than 7:00 p.m., New York City time, on November 4, 2013. Credit Suisse’s offer hereunder, and our agreements to perform the services described herein, will expire automatically and without further action or notice and without further obligation to you at such time in the event that Credit Suisse has not received such executed counterparts in accordance with the immediately preceding sentence. This Commitment Letter will become a binding commitment on us only after it has been duly executed and delivered by you in accordance with the first sentence of this Section 13. In the event that the closing date of the Facility does not occur on or before 5:00 p.m., New York City time, on December 31, 2013, then this Commitment Letter and Credit Suisse’s commitment hereunder, and our agreements to perform the services described herein, shall automatically terminate without further action or notice and without further obligation to you unless Credit Suisse shall, in its discretion, agree to an extension. Before such date, Credit Suisse may terminate this Commitment Letter and its commitment hereunder, and our agreements to perform the services described herein, if any event occurs or information becomes available that, in Credit Suisse’s judgment, results or is likely to result in the failure to satisfy any condition precedent set forth or referred to in this Commitment Letter.

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Credit Suisse is pleased to have been given the opportunity to assist you in connection with the financing for the Facility.

Very truly yours,

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH

By	/s/ Jason D. Muncy
	Name:	Jason D. Muncy
	Title:	Authorized Signatory

By	/s/ Robbin W. Conner
	Name:	Robbin W. Conner
	Title:	Authorized Signatory

Accepted and agreed to as of
the date first above written:

AMERICAN REALTY CAPITAL PROPERTIES, INC.

By	/s/ Brian S. Block
Name: Brian S. Block
Title: EVP & CFO

EXHIBIT A

Term Sheet

American Realty Capital Properties, Inc.

Net Lease Repurchase Facility

Indicative Summary of Terms and Conditions

Credit Suisse or one of its branches or affiliates (“Credit Suisse”) is pleased to provide American Realty Capital Properties, Inc. (“ARC”) with this indicative summary term sheet (the “Term Sheet”) solely for discussion purposes and this Term Sheet is not a binding commitment to lend. The Term Sheet does not present many of the terms, conditions, covenants, representations, warranties and other provisions that will be contained in the definitive legal documentation for the transactions contemplated thereby. Those matters that are not covered or made clear in this Term Sheet are subject to mutual agreement of the parties. Documentation will include, in addition to the provisions outlined in this Term Sheet and the provisions that are customary and appropriate for Credit Suisse in this type of transaction, any other documentation that is mutually acceptable to the parties. In addition, the effectiveness of the Facility (as defined herein) will be subject to, among other things, satisfactory due diligence, management approval, credit approval, documents, filings, and opinions acceptable to counsel and execution of mutually acceptable definitive documentation.

DESCRIPTION
General Transaction Structure:	It is envisioned that all real estate, leases and associated cashflows will be held in an SPV for the benefit of the Net Lease Loans and ultimately the holder of the Purchased Assets. As a result it is also anticipated that cash flow from each of the Triple Net Leases will be available on a cross-collateralized basis for the benefit of the ultimate holder of the Purchased Assets. The Facility will be structured as a repurchase facility.

Originator:	ARC vis-à-vis portfolio purchase(s) from GE Capital or affiliates thereof.

Servicer:	[ARC].

Property Manager & Special Servicer:	[ARC].

Seller:	Bankruptcy remote SPE wholly owned by the Originator.

Buyer:	An asset-backed commercial paper conduit supported by the Agent or Credit Suisse AG, Cayman Islands Branch.

Agent:	Credit Suisse AG or one of its affiliates.

Custodian:	A Custodian located in or around New York, New York, and reasonably acceptable to Credit Suisse.

Facility:

During the Availability Period, Buyer shall agree to enter into one or more transactions in which Seller will transfer to Buyer Eligible Assets (defined herein) against the transfer of funds by Buyer, with a simultaneous agreement by Buyer to transfer to Seller such Purchased Assets (each, a “Transaction”) on each Repurchase Date, against the transfer of funds by Seller.

The Purchase Price of the Transaction to occur on the Closing Date will be at least equal to the Minimum Draw Amount.

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Availability Period:	The period beginning on the Closing Date and ending upon the earlier of (i) closing of the [Originator’s] acquisition of Cole Real Estate Investments, Inc. and (ii) June 30, 2014. For the avoidance of doubt, the Seller will be required to make the final repurchase by the Facility Termination Date.

Minimum Draw Amount:	$625,000,000

Eligible Assets:

A Net Lease Loan meeting agreed upon representations and warranties which will be usual and customary for transactions of this nature, and having other terms acceptable to the Buyer.

Notwithstanding the foregoing, any Eligible Asset shall cease to be an Eligible Asset if the Agent on behalf of the Buyer, in its reasonable discretion, deems that such Eligible Asset is not able to be securitized in a structured finance transaction.

Purchased Assets:	The Eligible Assets transferred by Seller to Buyer in each Transaction. Purchased Assets shall include Additional Purchased Assets (defined herein) delivered pursuant to Margin Maintenance (defined herein).

Net Lease Loan:	Indebtedness of a Net Lease Borrower, evidenced by a note and secured by a Mortgage on one or more Eligible Mortgaged Properties owned by such Net Lease Borrower.

Net Lease Borrower:	A bankruptcy remote special purpose entity wholly owned by the Originator and established to purchase the Eligible Mortgaged Properties.

Eligible Mortgaged Properties:	Single-tenant, real properties (including land, all improvements, buildings, fixtures, building equipment and personal property thereon and all additions, alterations and replacements made at any time with respect to the foregoing) each of which shall meet the following criteria:

(i) the property is included on the Asset Schedule shown in Schedule 1 as of the Closing Date;
(ii) the property is subject to an Eligible Triple Net Lease with a remaining lease term of at least [TBD] months; and
(iii) the property has been appraised within [6] months of the Closing Date by an Eligible Appraiser and such appraisal was furnished directly to the Agent.

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Eligible Appraiser:	Butler Burgher Group, LLC, Duff & Phelps, LLC, or such other MAI-licensed appraiser approved by the Agent in its reasonable discretion.

Eligible Triple Net Lease:	A lease which is not a Delinquent Lease or a Defaulted Lease under which the tenant pays all operating expenses of the property including, without limitation, insurance, taxes, maintenance and capital expenditures relating to such property.

Delinquent Lease:	A lease for which any tenant lease payment has not been received on or before the date 30 days after the date on which such payment is due pursuant to the related lease without regard to any grace period; provided, that a Delinquent Lease shall remain a Delinquent Lease until the related tenant cures such delinquency and makes two successive monthly payments on a timely basis, including any related grace period.

Defaulted Lease:	A lease with respect to which a default occurs and that continues unremedied for the applicable grace period under the terms of the lease.

Security Interest:	Seller will take such actions and execute all necessary filings in order to give Buyer a first priority perfected security interest in the Purchased Assets, which will be secured by a first mortgage, deed of trust or similar security on the underlying fee simple interest in each Eligible Mortgaged Property and related lease.

Repurchase Date:	The earliest to occur of (a) the date as agreed for the Transaction between Agent (on behalf of Buyer) and Seller, (b) [TBD] day of each month, and (c) the Facility Termination Date. Upon repurchase, the Agent shall convey good unencumbered legal title in the related Purchased Assets to Seller.

Facility Termination Date:	The earliest to occur of (a) an Event of Default or (b) 364 days from the closing.

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Market Value:	The value, determined by Agent in its sole good faith discretion, of the Purchased Assets if sold to a third-party purchaser; provided, that Agent shall exercise such right only to the extent the Agent determines in its reasonable discretion there exists a current or foreseeable deficiency or impairment in the value of the underlying Mortgaged Properties, the associated cash flows, or with respect to any Tenant’s ability to perform, in any material respect, its legal or contractual obligations under any related Lease. Agent shall have the right to mark to market the Purchased Assets on a periodic basis as determined by the valuation agreement. Seller acknowledges that Agent’s determination of Market Value is for the limited purposes of determining (i) the Purchase Price and (ii) whether there is a Margin Deficit.

Purchase Price:

The price at which Purchased Assets are transferred by Seller to Buyer in the Transaction, which shall (unless otherwise agreed) be equal to:

(i)   [60]% (the “Purchase Price Percentage”) of the lesser of (A) the Market Value of the related Purchased Assets (B) the purchase price of the related Eligible Mortgaged Properties paid by the Net Lease Borrower and (C) the most recent appraisal as of the Purchase Date for the Mortgaged Properties applicable to such Purchased Assets;

Aggregate Purchase Price:	As of any determination date, the aggregate outstanding Purchase Price paid by Buyer for the Purchased Assets under all outstanding Transactions.

Maximum Aggregate Purchase Price:

The maximum Aggregate Purchase Price paid by the Buyer in the Transactions will be:

(i)    During the Availability Period, $1.25 billion; provided, however, if the Aggregate Purchase Price shall be reduced below the Minimum Draw Amount, the Maximum Aggregate Purchase Price shall be reduced by an amount equal to the difference between the Minimum Draw Amount and the Aggregate Purchase Price; and

(ii)  At the conclusion of the Availability Period, the Maximum Aggregate Purchase Price shall equal the then current Aggregate Purchase Price as may be reduced by the Seller.

For the avoidance of doubt, on the Facility Termination Date, the Maximum Aggregate Purchase Price shall be zero.

Repurchase Price:	The price at which Purchased Assets are to be transferred from Buyer to Seller upon each Repurchase Date, which will be determined in each case as the sum of the Purchase Price, the Price Differential, any Take-out Fee payable to the Agent, any of Buyer’s costs relating to the unwinding of a related hedge instrument, if applicable, and any other amounts due to Buyer, in each case as of the date of such determination. The Net Lease Borrower will be permitted to obtain the release of underlying Mortgaged Properties subject to conditions to be specified in the Facility documentation and payment of a specified release price (which will be applied to reduce the Repurchase Price).

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Price Differential:

The aggregate amount equal to the sum of (i) an amount obtained by multiplication of the Drawn Pricing Rate by the average daily Aggregate Purchase Price and (ii) an amount obtained by multiplication of the Undrawn Fee Rate by an amount equal to (a) the then applicable Maximum Aggregate Purchase Price over (b) the average daily Aggregate Purchase Price, each as calculated on a 360-day-per-year basis for the actual number of days during the period commencing on (and including) the Purchase Date and ending on (but excluding) the date of determination (reduced by any amount of such Price Differential in respect of such period previously paid by Seller to Buyer) with respect to the Transactions.

For the avoidance of doubt, the Price Differential shall be calculated on a monthly basis by the Agent and be payable by the Seller monthly in arrears on each Payment Date (defined below).

Pricing Benchmark:	A per annum rate equal to Buyer cost of funds.

Facility Margin:	The per annum percentage set forth in the Pricing Letter, dated as of November 4, 2013 (the "Pricing Letter") between the Buyer and the Originator.

Drawn Pricing Rate:	Pricing Benchmark plus the Facility Margin.

Undrawn Fee Rate:	The per annum percentage set forth in the Pricing Letter.

Commitment & Structuring Fee:	An amount equal to the percentage of the Maximum Aggregate Purchase Price set forth in, and payable in accordance with, the Pricing Letter.

Funding Fee:	An amount equal to the percentage as determined pursuant to the table set forth in the Pricing Letter (after giving effect to the applicable Transaction) of the incremental increase amount of the Purchase Price of each new Transaction, earned and payable to the Agent on the date of the applicable new Transaction.

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Take-out Fee:

The percentage set forth in the Pricing Letter of the amount of any reduction to the Aggregate Purchase Price; provided, however, for the avoidance of doubt, the aggregate Take-out Fee paid to the Agent during the term of the Facility shall not exceed the percentage set forth in the Pricing Letter of the Maximum Aggregate Purchase Price in effect on the Closing Date. If the Agent shall participate in a capital markets transaction(s), the proceeds of which are used to reduce the Aggregate Purchase Price (in part or in full), then an amount equal to the aggregate Take-out Fee paid to Buyer in connection with the release of the Purchased Assets will be credited toward the capital market fees owed to the Agent in connection with such transaction.

Buyer’s Margin Percentage:	A percentage equal to 1 divided by the Purchase Price Percentage.

Buyer’s Margin Amount:	The amount obtained by multiplication of the Buyer’s Margin Percentage by the Repurchase Price (exclusive of accrued Price Differential) for the Transactions as of such date.

Margin Maintenance:	If at any time the aggregate Market Value of all Purchased Assets subject to all Transactions is less than the aggregate Buyer’s Margin Amount for all such Transactions (a “Margin Deficit”), then Agent (on behalf of the Buyer) may by notice to Seller require Seller in such Transactions, at Buyer’s option, to transfer to Buyer cash or additional Eligible Assets acceptable to Buyer in its sole discretion (“Additional Purchased Assets”), so that the cash and aggregate Market Value of the Purchased Assets, including any such Additional Purchased Assets, will thereupon equal or exceed such aggregate Buyer’s Margin Amount (such requirement, a “Margin Call”). A Margin Call shall be satisfied on the [second] business day following notice by Buyer to Seller.

Collection Account:	Servicer shall establish and maintain a segregated trust account (the “Collection Account”) with a bank reasonably acceptable to the Agent (on behalf of the Buyer). All amounts received by or on behalf of the Net Lease Borrower or the Seller in connection with the Net Lease Loans, the Mortgaged Properties and the related leases shall be deposited into the Collection Account by Servicer for the benefit of Buyer. The Facility will be subject to such other cash management agreements and provisions consistent with the securitization standards.

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Cash Allocation Waterfall:

On a monthly date agreed upon by the parties herein and the Repurchase Date (the “Payment Date”) all cash available in the Collection Account will be distributed in the order of priority as follows:

1.    To pay all fees owed to the Custodian

2.    To pay the Servicer, the servicing fee as agreed between the Agent (on behalf of the Buyer) and the Servicer

3.    To pay the Buyer the accrued Price Differential on such date

4.    If such Payment Date is the Repurchase Date, to pay the Repurchase Price (exclusive of the Price Differential) to the Buyer

5.    If such Payment Date is not the Repurchase Date, to pay any Margin Maintenance owed to the Buyer

6.    Any remaining amounts will be paid to the Seller

Custody Agreement:

Seller shall deliver copies of the Eligible Asset security documents and all other documents to the Custodian, who shall review such documents before Buyer purchases the Eligible Assets. Buyer will fund the Purchase Price to Seller only upon receipt of a bailee letter reasonably acceptable to Buyer which indicates that such bailee is in possession of original Eligible Asset security documents and shall deliver such to Custodian with 1 business day of the Buyer’s purchase of the related Purchased Assets. The Custody Agreement shall specify the timing and nature of such documents to be delivered, and will include requirements for delivery of those documents normally delivered in conjunction with a securitization and necessary for Buyer to perfect its security interest in the Eligible Assets and to evidence the first priority mortgage liens and related title insurance in respect of the Eligible Mortgaged Properties.

Pursuant to the Custody Agreement, the Custodian shall deliver a certification and trust receipt to Buyer evidencing that the appropriate legal documents have been received and reviewed by the Custodian. The Custodian shall prepare and deliver an original certification and trust receipt to Buyer on each date Buyer purchases (the “Purchase Date”) Eligible Assets from Seller.

Events of Default:	Such events will include but will not be limited to the following (subject to customary thresholds, notice and cure periods):

1. Seller fails to transfer the Purchased Assets to Buyer on the applicable Purchase Date (provided Buyer has tendered the related Purchase Price);
2. Seller fails to repurchase the Purchased Assets on the applicable Repurchase Date at the applicable Repurchase Price;

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3. Seller or Originator fail to observe any covenant, representation, term or condition contained in the Facility or related transaction documents;
4. Security interest for a Net Lease Loan fails to be obtained or maintained;
5. Servicer fails to properly apply cash receipts from Purchased Assets;
6. A final judgment or judgments for the payment of money in excess of $[TBD] in the aggregate against the Seller or Originator;
7. Change in control of Seller or Originator, subject to transfers permitted under the Facility documents; and
8. Originator or any of its affiliates defaults under the terms of any loan, security agreement or similar credit facility between the Originator (or its affiliate) and a third party.

Upon an Event of Default, the Facility will terminate and Buyer shall be entitled to all remedies set forth in the Facility and related transaction documents including, without limitation, the right to sell the Purchased Assets in accordance with the Facility documents.

Events of Servicer Termination:

Such events will include but will not be limited to the following:

1.    Failure of the Servicer to timely deposit required amounts in required accounts;

2.    Failure by the Servicer to perform in any respect to related covenants or agreements;

3.    Bankruptcy of Servicer.

Representations and Warranties of Seller, Originator and Servicer:	Representations and warranties including but not limited to: due authorization, no litigation, no breach, no default, collateral security, licenses, solvency and any other criteria as agreed by the parties.

Assignment of Representations and Warranties of Mortgaged Properties Seller:	Except to the extent prohibited by the applicable contracts (and such prohibition is not overridden by applicable law), the Net Lease Borrower shall assign all rights and benefits associated with any representations and warranties made by GE Capital or its affiliates as collateral for the related Net Lease Loan.

Covenants of Seller, Originator and Servicer:

Covenants including but not limited to: reporting requirements, notices, maintenance of due authorization, prohibition of fundamental changes, limitation on liens, maintenance of insurance, margin requirements and TBD financial covenants.

Originator shall, on a quarterly basis, provide Buyer and Agent with an officer's certificate stating that Originator is in compliance with the covenants referenced above.

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Closing Date:	December [ ], 2013

Expenses:	All reasonable and documented out-of-pocket expenses including legal, due diligence and audit expenses in connection with the closing of this transaction will be payable by Originator when billed.

Governing Law:	New York

Non-Binding Commitment:	This Term Sheet does not represent a legally binding commitment for Credit Suisse and is subject to internal approval, including credit approval, satisfactory results of a review and audit of the Originator’s operations, procedures and systems, including a satisfactory review of the Originator’s operating location(s), satisfactory review of data, satisfactory review and approval of the Eligible Assets in existence on the date of the initial financing under the Facility, and to the execution of definitive documentation containing mutually satisfactory terms and conditions consistent with the terms hereof, and to other conditions precedent that Credit Suisse may require.

Schedule 1 – Asset Schedule of Eligible Mortgaged Properties

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